Mail Room 4561

								June 14, 2006

Robert L. Howard-Anderson
President and Chief Executive Officer
Occam Networks, Inc.
77 Robin Hill Road
Santa Barbara, CA 93117

	Re:   	Occam Networks, Inc.
		Registration Statement on Form S-1
		Filed on May 19, 2006
		File No. 333-134318
Form 10-K for the fiscal year ended December 31, 2005
		Form 10-Q for the period ended March 26, 2006
		File No. 0-30741

Dear Mr. Howard-Anderson:

      We have limited our review of the above-referenced Form S-1 registration statement and period reports on Form 10-K and Form 10-Q of Occam Networks, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 78
1. We note that you have not identified the selling shareholders. Please ensure that you include this information and the plan of distribution in a pre-effective amendment to the registration. Also, to the extent that you include any non-public entity shareholders in
the selling shareholder table, ensure that you identify the
natural
person or persons who have voting and/or investment control over them. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.
2. Additionally, please be sure to provide disclosure with respect to
how each selling stockholder acquired their shares. We view a discussion of the transactions in which each of the selling shareholders received their shares as information required to be disclosed under Item 507 of Regulation S-K. In addition, please give consideration as to whether the agreements relating to these transactions are required to be filed pursuant to Item 601 of Regulation S-K.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 26, 2006
3. Please clarify whether your certifying officers consider that the
deficiencies identified constitute material weaknesses or
significant
deficiencies.  In this regard, it is unclear how your statement that
management "believes it likely that one or more could be deemed a material weakness" qualifies the conclusion of management that the deficiencies do not constitute a material weakness. State whether management considers the deficiencies to constitute "significant deficiencies."
4. Tell us whether the remedial measures outlined on page 37 of the
Form 10-K and page 19 of the Form 10-Q constitute all material measures initiated to remedy the deficiencies as of the filing date of each report.  Your disclosure currently states that the
measures
taken as of the reporting date "include" the measures identified.
If
management has projected a more specific time period by which it expects to remedy the deficiencies, that period should be disclosed.
In addition, to the extent the remedial measures constitute a material cost to the company, such costs should also be disclosed.
5. With regard to the Disclosure Controls and Procedures in the
Form
10-QSB, you must provide a clear statement as to whether
management
concluded that the disclosure controls and procedures were
effective
as of the end of the period covered by the report. In the first paragraph, you do not explicitly state whether the certifying officers concluded that the disclosure controls were effective as of the end of the period covered by the report.  Please provide us with
a representation as to whether management concluded that the disclosure controls and procedures as defined under Rule 13a-15(e) were effective and confirm that you will conform your disclosure in future filings.
6. In light of your determination that the filing deadlines should have been calculated in a manner different from how you calculated them in the past, state specifically whether you consider any of your prior filings to have been filed late. In addition, tell us the basis for management`s conclusion that information required to be disclosed by you in reports you file under the Exchange Act were "reported within the time periods specified in Securities and Exchange Commission rules and forms" given your disclosure that "some of [y]our prior Exchange Act filing could be considered to have been
late. . . ."

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at
202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  (650) 493-6811
	Asaf H. Kharal, Esq.
      Wilson Sonsini Goodrich and Rosati P.C.
Robert L. Howard-Anderson
Occam Networks, Inc.
June 14, 2006
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